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                             November 23, 2020

       Thomas Canepa
       General Counsel and Corporate Secretary
       Lordstown Motors Corp.
       2300 Hallock Young Road
       Lordstown, OH 44481

                                                        Re: Lordstown Motors
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed November 12,
2020
                                                            File No. 333-250045

       Dear Mr. Canepa:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed November 12, 2020

       General

   1. It appears you are registering the primary issuance of shares of common stock that are issuable upon the
exercise of the BGL warrants. Please note that a transaction that commenced privately
cannot be converted to a registered offering. Please advise us of the exercise provisions of
the warrants referenced above. If you do not believe the warrants were immediately
exercisable (i.e., within one year) when issued privately, please explain why. Refer to
Securities Act Sections Compliance and Disclosure Interpretations
                                                        Questions 103.04 and
134.02.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Thomas Canepa
Lordstown Motors Corp.
November 23, 2020
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram at (202) 551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameThomas Canepa
                                                           Division of
Corporation Finance
Comapany NameLordstown Motors Corp.
                                                           Office of
Manufacturing
November 23, 2020 Page 2
cc:       Janet Spreen
FirstName LastName